UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)(1)

ACURA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00509L703

(CUSIP Number)

David R. Ramsay

Care Capital II, LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13D-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,426,519

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,426,519

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,426,519

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 11.5%

14	Type of Reporting Person* PN

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Offshore Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 372,274

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 372,274

11	Aggregate Amount Beneficially Owned by Each Reporting Person 372,274

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person* PN

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital II, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,798,793

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,798,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,793

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 12.3%

14	Type of Reporting Person* OO

EXPLANATORY NOTE

This Amendment No. 5 to the Schedule 13D amends and supplements the Schedule 13D, filed March 14, 2003 and amended on December 27, 2012, April 24, 2013, May 8, 2013 and May 23, 2013 (together, the “Schedule 13D”), by the Filing Persons (as defined below) relating to the Common Stock, par value $0.01 per share, of Acura Pharmaceuticals Inc., a New York corporation (the “Issuer”).  The Issuer is filing this amendment to the Schedule 13D solely to update the disclosures set forth therein to include the open market transactions discussed in Item 3 below.

Item 3.                     Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

From May 24, 2013 through June 24, 2013, Care Capital Investments II, LP sold 758,664 shares of Issuer’s Common Stock and Care Capital Offshore Investments II, LP sold 52,037 shares of Issuer’s Common Stock in open market transactions.

Item 5.                     Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)                                 As of June 24, 2013, Care Capital Investments II, LP is the beneficial owner of 5,426,519 shares of the Issuer’s Common Stock, representing 11.5% of the Issuer’s shares of Common Stock outstanding (based upon 46,375,485 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 2, 2013).  Such 5,426,519 shares of Common Stock include: (i) 4,695,960 shares of Common Stock and (ii) warrants to purchase 730,559 shares of Common Stock that are exercisable within 60 days of the date of this filing.  As of June 24, 2013, Care Capital Offshore Investments II, LP is the beneficial owner of 372,274 shares of the Issuer’s Common Stock, representing 0.8% of the Issuer’s shares of Common Stock outstanding (based upon 46,375,485 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 2, 2013).  Such 372,274 shares of Common Stock include: (i) 322,154 shares of Common Stock and (ii) warrants to purchase 50,120 shares of Common Stock that are exercisable within 60 days of the date of this filing.  By virtue of Care Capital II, LLC’s status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC may be deemed the beneficial owner of 5,798,793 shares of the Issuer’s Common Stock held by Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, representing 12.3% of the Issuer’s shares of Common Stock outstanding (based upon 46,375,485 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 2, 2013).  Such 5,798,793 shares of Common Stock include: (i) 5,018,114 shares of Common Stock and (ii) warrants to purchase 780,679 shares of Common Stock that are exercisable within 60 days of the date of this filing.  Care Capital II, LLC disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)                                 By virtue of its status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC, may be deemed to share voting and dispositive power with respect to the 5,426,519 shares of Issuer’s Common Stock held by Care Capital Investments II, LP and 372,274 shares of Issuer’s Common Stock held by Care Capital Offshore Investments II, LP.  Care Capital II, LLC disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c)                                  During the past sixty days prior to the date hereof, the following transactions occurred:

Identity of Person Who Effected the Transaction	Date of Transaction	Amount of Securities Sold	Weighted Average Price Per Share	Where and How Transaction was Effected
Care Capital Investments II, LP	5/24/2013	19,372	$2.34	Open Market
Care Capital Offshore Investments II, LP	5/24/2013	1,329	$2.34	Open Market
Care Capital Investments II, LP	5/28/2013	35,560	$2.36	Open Market
Care Capital Offshore Investments II, LP	5/28/2013	2,440	$2.36	Open Market
Care Capital Investments II, LP	5/29/2013	46,790	$2.30	Open Market
Care Capital Offshore Investments II, LP	5/29/2013	3,210	$2.30	Open Market
Care Capital Investments II, LP	5/30/2013	37,442	$2.26	Open Market
Care Capital Offshore Investments II, LP	5/30/2013	2,558	$2.26	Open Market
Care Capital Investments II, LP	5/31/2013	46,790	$2.26	Open Market
Care Capital Offshore Investments II, LP	5/31/2013	3,210	$2.26	Open Market
Care Capital Investments II, LP	6/3/2013	54,276	$2.21	Open Market
Care Capital Offshore Investments II, LP	6/3/2013	3,724	$2.21	Open Market
Care Capital Investments II, LP	6/4/2013	46,790	$2.21	Open Market
Care Capital Offshore Investments II, LP	6/4/2013	3,210	$2.21	Open Market

Care Capital Investments II, LP	6/5/2013	42,111	$2.20	Open Market
Care Capital Offshore Investments II, LP	6/5/2013	2,889	$2.20	Open Market
Care Capital Investments II, LP	6/6/2013	65,506	$2.13	Open Market
Care Capital Offshore Investments II, LP	6/6/2013	4,494	$2.13	Open Market
Care Capital Investments II, LP	6/7/2013	42,111	$2.19	Open Market
Care Capital Offshore Investments II, LP	6/7/2013	2,889	$2.19	Open Market
Care Capital Investments II, LP	6/10/2013	32,753	$2.20	Open Market
Care Capital Offshore Investments II, LP	6/10/2013	2,247	$2.20	Open Market
Care Capital Investments II, LP	6/11/2013	20,588	$2.17	Open Market
Care Capital Offshore Investments II, LP	6/11/2013	1,412	$2.17	Open Market
Care Capital Investments II, LP	6/12/2013	29,946	$2.18	Open Market
Care Capital Offshore Investments II, LP	6/12/2013	2,054	$2.18	Open Market
Care Capital Investments II, LP	6/13/2013	26,202	$2.15	Open Market
Care Capital Offshore Investments II, LP	6/13/2013	1,798	$2.15	Open Market
Care Capital Investments II, LP	6/14/2013	28,074	$2.15	Open Market
Care Capital Offshore Investments II, LP	6/14/2013	1,926	$2.15	Open Market
Care Capital Investments II, LP	6/17/2013	37,432	$2.15	Open Market
Care Capital Offshore Investments II, LP	6/17/2013	2,568	$2.15	Open Market
Care Capital Investments II, LP	6/18/2013	29,946	$2.13	Open Market
Care Capital Offshore Investments II, LP	6/18/2013	2,054	$2.13	Open Market
Care Capital Investments II, LP	6/19/2013	39,304	$2.08	Open Market
Care Capital Offshore Investments II, LP	6/19/2013	2,696	$2.08	Open Market
Care Capital Investments II, LP	6/20/2013	33,688	$2.02	Open Market

Care Capital Offshore Investments II, LP	6/20/2013	2,312	$2.02	Open Market
Care Capital Investments II, LP	6/21/2013	22,459	$2.03	Open Market
Care Capital Offshore Investments II, LP	6/21/2013	1,541	$2.03	Open Market
Care Capital Investments II, LP	6/24/2013	21,524	$2.03	Open Market
Care Capital Offshore Investments II, LP	6/24/2013	1,476	$2.03	Open Market

(d)                                 No person, other than Care Capital II, LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2013	Care Capital II, LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: June 24, 2013	Care Capital Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: June 24, 2013	Care Capital Offshore Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)